

January 20, 2023

Fredy Chalco
VP of Corporate Finance
AENZA S.A.A.
Av. Petit Thouars 4957
Miraflores
Lima 34, Peru

>   **Re: AENZA S.A.A.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2021**
>   **Filed May 16, 2022**
>   **File No. 001-35991**

Dear Fredy Chalco :

   We have reviewed your December 15, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to the prior comment is to the comment in our December 1, 2022 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1.   We have reviewed your response to our comment 1 and acknowledge our phone conversation with you and your former independent registered public accounting firm, Moore Assurance S.A.S. ("Moore"), on January 10, 2023. Please respond to the following:
   •   Describe the nature of the relationship between the audit firms of Moore and Vizcarra y Asociados S.C.R.L. Moore Peru ("Moore Peru") as it pertains to the audit of your consolidated financial statements for the three years ended December 31, 2021 and underlying business reasons for structuring the audit in this manner.
   •   Describe the nature and extent of supervision and direction by Moore to the Moore

Peru employees that participated in the audits of the consolidated financial statements for the three years ended December 31, 2021. As part of your response, please discuss the PCAOB Standards applied in performing the audit in this manner.

- Describe how the employees and partners participating in the audits of your consolidated financial statements became employees of Moore Peru, and who was responsible for hiring of these employees. As part of your response, discuss where these partners and employees for your audit were sourced from and any business reasons for structuring the hiring in this manner.
- Explain in further detail how you and Moore concluded that the performance of the audits in this manner, which included Moore Peru, an unregistered firm, playing a substantial role in the audit of your consolidated financial statements for the three years ended December 31, 2021, did not violate PCAOB Rule 2100.

You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Juan Mendez